Filed Pursuant to Rule 424(b)(3)

Registration No. 333-256487

PROSPECTUS SUPPLEMENT NO. 7

(to prospectus dated July 20, 2021)

STRYVE FOODS, INC.

Up to 5,609,398 Shares of Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated July 20, 2021 (the “Prospectus”), related to the resale from time to time by the selling stockholders named in the Prospectus or their permitted transferees (collectively, the “Selling Stockholders”) of up to 5,609,398 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Stryve Foods, Inc., a Delaware corporation (the “Company”), with the information contained in the Company’s Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on October 22, 2021 (the “Report”). Accordingly, we have attached the Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our shares of Class A Common Stock and warrants are listed on the Nasdaq Stock Market under the symbol “SNAX” and “SNAXW,” respectively. On October 21, 2021, the closing sale price per share of our Class A Common Stock was $5.24 and the closing sale price per warrant was $0.7499.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 16 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 22, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 18, 2021

STRYVE FOODS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38785	87-1760117
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

5801 Tennyson Parkway, Suite 275 Plano, TX	75024
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (972) 987-5130

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock	SNAX	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	SNAXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02(b): Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 18, 2021, Jaxie Alt, Co-Chief Executive Officer, Chief Marketing Officer and a member of the Board of Directors of Stryve Foods, Inc. (the “Company”) notified the Company of her resignation as an officer and director of the Company effective November 17, 2021. Ms. Alt has indicated that her departure was not the result of any disagreement with management or the Board of Directors and we thank her for her service.

A copy of the press release announcing the resignation of Ms. Alt is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

99.1	Press Release dated October 22, 2021
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 22, 2021

STRYVE FOODS, INC.

By:	/s/ Joe Oblas
Name:	Joe Oblas
Title:	CEO

Exhibit 99.1

FOR IMMEDIATE RELEASE

Stryve Foods Announces Resignation of Co-CEO and Chief Marketing Officer Jaxie Alt

PLANO, Texas – October 22, 2021 - Stryve Foods, Inc. (NASDAQ: SNAX) (“Stryve” or “the Company”), an emerging healthy snack and eating platform disrupting traditional CPG categories, and a leader in the air-dried meat snack industry in the United States, today announced that Co-CEO and Chief Marketing Officer Jaxie Alt has given notice that she will resign from her roles with the Company, effective November 17, 2021 to pursue other career opportunities.

After November 17, 2021, Ms. Alt will be retained in an interim capacity working on key strategic initiatives for the Company as it pursues its growth objectives. In this role, Ms. Alt will be a key contributor to organization design as well as a meaningful participant in Stryve’s operations by leveraging her expertise in sales, marketing, and strategic planning. Mr. Oblas will continue to serve as the CEO going forward.

“We wish Jaxie all the best and appreciate her many contributions to the Company over the past three years,” said CEO Joe Oblas. “Stryve remains very bullish regarding our future and believe that high protein, great tasting snacks are perfectly suited for today’s consumer. Notwithstanding Jaxie’s transition, our leadership team has significant experience growing differentiated CPG businesses in a variety of channels. That experience paired with our large and growing retail footprint will enable us to drive continued market share growth in the snacking category. We are looking forward to our upcoming earnings call in order to have an opportunity to share our results with investors.”

About Stryve Foods, Inc.

Stryve is an emerging healthy snacking and food company that manufactures, markets and sells highly differentiated healthy snacking and food products that Stryve believes can disrupt traditional snacking and CPG categories. Stryve’s mission is “to help Americans eat better and live happier, better lives.” Stryve offers convenient products that are lower in sugar and carbohydrates and higher in protein than other snacks and foods.

Stryve’s current product portfolio consists primarily of air-dried meat snack products marketed under the Stryve®, Kalahari®, Braaitime®, and Vacadillos® brand names. Unlike beef jerky, Stryve’s all-natural air-dried meat snack products are made of beef and spices, are never cooked, contain zero grams of sugar, and are free of monosodium glutamate (MSG), gluten, nitrates, nitrites, and preservatives. As a result, Stryve’s products are Keto and Paleo diet friendly. Further, based on protein density and sugar content, Stryve believes that its air-dried meat snack products are some of the healthiest shelf-stable snacks available today.

Stryve distributes its products in major retail channels, primarily in North America, including grocery, club stores and other retail outlets, as well as directly to consumers through its e-commerce websites and through the Amazon platform.

For more information about Stryve, visit www.stryve.com or follow us on social media at @stryvebiltong.

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Contacts:

ICR Investor Relations:

Raphael Gross, (203) 682-8253

raphael.gross@icrinc.com

ICR Media Relations:

Eric Becker, (303) 638-3469

eric.becker@icrinc.com